EXHIBIT 99.56

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 40-F of Silver Wheaton Corp. (formerly Chap Mercantile Inc.) of our report dated February 25, 2005, relating to the consolidated financial statements of Silver Wheaton Corp. for the four month period ended December 31, 2004 and for each of the years in the three year period ended August 31, 2004 and of our report dated November 6, 2004 relating to the financial statements of Silver Wheaton Corp. for each of the years in the three year period ended August 31, 2004.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

April 21, 2005